Mail Stop 4561

October 12, 2007

Kenneth A. Wilman, Jr.
President and Chief Executive Officer
Profile Bancorp, Inc.
45 Wakefield Street
Rochester, New Hampshire 03867

RE: Profile Bancorp, Inc.
   Form SB-2, filed on September 14, 2007
   File Number 333-146071

Dear Mr. Wilman:

       We have reviewed the above referenced Form SB-2 and have the following comments. Where we have indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Will Use the Proceeds of this offering, page 13

1. Please include greater specificity as to how you will use the proceeds. If you can not because you don't know how you will use them, please clarify and explain why you are making this offering now.

<u>Because most of our borrowers are located in the areas surrounding…, page 15</u>

2. You say that there has been a downturn in the past 12 months. Here or as a separate risk factor, please describe how the current credit environment has impacted and may impact your lending operations and financial performance.

<u>If we do not achieve profitability on new branches…, page 16</u>

3. Please disclose when the Alton branch became profitable. If it has not, disclose how long this typically takes.

<u>Pro Forma Data, page 30</u>

4. Please expand footnote (5) to show the calculations used to determine the "Number of shares used to calculate pro forma net income per share."

<u>Management's Discussion and Analysis, page 44</u>

<u>Results of Operations for the Years Ended December 31, 2006 and 2005, page 52</u>

5. Please update your disclosures to discuss the underlying reason(s) for the increase in the number of employees, the engagement of the advertising agency and the $95,000 of life insurance proceeds. Also, please revise your interim disclosures similarly.

6. You state the "2005 effective rate includes the effect of a valuation allowance established for the writedown of securities." In Note 9 to the financial statements, we note the valuation allowance of $107,959 recorded in the year ending December 31, 2005 (which is still present in your June 30, 2007 interim financials). Please tell us the factors considered or assumptions made by management in determining it was more likely than not you would not be able to realize the deferred tax asset recorded for the writedown of securities. Please update your discussion in Management's Discussion and Analysis as needed. Refer to paragraphs 17e, 20, 23-25 of SFAS 109 for discussion on valuation allowances.

<u>Financial Statements</u>

7. Please note the updating requirements of Item 310(g) of Regulation S-B.

Note 3 – Investments in Securities, page F-12

8. We note you have not included the information required by paragraph 21a of EITF 03-1 for the year ending December 31, 2005. Please revise to include this information in your next amendment. Also, please include the disclosures required by paragraph 21b(3) of EITF 03-1.

Note 10 – Employee Benefits, page F-19

9. Please revise to provide all of the disclosures required by paragraph 7 of SFAS 158 as we note multiple disclosures are missing.

Exhibit 23.2

10. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Babette Cooper at 202-551-3396, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

Todd Schiffman
Senior Financial Analyst

By FAX: Joseph J. Bradley
         Fax number 202-966-9409